UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 1-12387

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Tenneco Employee Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tenneco Inc.

500 North Field Drive

Lake Forest, IL 60045

TENNECO EMPLOYEE INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Tenneco Employee Investment Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Tenneco Employee Investment Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The supplemental schedule of assets (held at end of year) as of December 31, 2020 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2012.

Chicago, Illinois
June 25, 2021

Tenneco Employee Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Assets
Plan’s interest in Master Trust, at fair value (Note 4)	$154,478,068	$—
Investments at fair value (Note 3)	—	151,155,899

Receivables
Notes receivable from participants	1,675,552	2,022,592
Participant contributions	44,519	—
Employer contributions	44,588	—
Other receivables	31,203	—

Total receivables	1,795,862	2,022,592

Total assets	156,273,930	153,178,491

Liabilities
Accrued administrative expenses	68,441	—

Total liabilities	68,441	—
Net assets available for benefits	$156,205,489	$153,178,491

See accompanying notes to financial statements.

Tenneco Employee Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2020

Additions:
Change in Plan’s interest in Master Trust (Note 4)	$18,653,330

Interest income on notes receivable from participants	87,338

Contributions:
Participant	2,877,420
Company match	559,195
Pension contribution	1,883,899
Rollovers	175,281

Total contributions	5,495,795

Total additions	24,236,463

Deductions:
Benefits paid to participants	21,035,631
Administrative expenses	173,834

Total deductions	21,209,465

Net increase	3,026,998

Net assets available for benefits:
Beginning of year	153,178,491

End of year	$156,205,489

See accompanying notes to financial statements.

Tenneco Employee Investment Plan

Notes to Financial Statements

December 31, 2020

1.	Description of the Plan

Prior to January 1, 2020, the sponsorship of the Plan was with Federal-Mogul Powertrain LLC. On October 1, 2018, Tenneco Inc. (“Tenneco”), the parent of Tenneco Automotive Operating Company Inc. (the “Company”), completed its acquisition of Federal-Mogul LLC. As a result of the acquisition, effective January 1, 2020, the Company became the sponsor of the Tenneco Employee Investment Plan (the “Plan”), formerly known as the Federal-Mogul Employee Investment Plan. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act, as amended (“ERISA”). All union hourly employees of the Company and its subsidiaries who are paid in the United States are eligible to participate in the Plan. This provides eligible participants the opportunity to make voluntary pre-tax and Roth contributions to the Plan.

Eligibility, Contributions & Vesting

Plan provisions for the various business operations are as follows:

Location name:	Blacksburg, VA	Burlington, IA	Cambridge, OH	Frankfort, IN	Greenville, MI Local 2017	Greenville, MI Local 1158
Company match
(% of participant contribution)	25%	N/A	N/A	50%	35%-50%	35%-50%
Matching amount
(% of participant compensation)	8%	N/A	N/A	8%	8%	8%
Pension contribution per hour	$0.40-$0.65	$0.30-$0.55*	$0.30-$0.55*	$0.50-$1.25	$0.25-$0.50	$0.25-$0.60
Pension contribution - lump sum	N/A	N/A	N/A	$264/ year	N/A	N/A

Vesting schedule
Years of service
less than 2	0%	0%	0%	0%	0%	0%
less than 3	25%	25%	25%	25%	25%	25%
less than 4	50%	50%	50%	50%	50%	50%
less than 5	75%	75%	75%	75%	75%	75%
5 or more	100%	100%	100%	100%	100%	100%

Eligibility to participate	90 days	90 days	90 days	60 days	90 days	90 days
Eligibility for Company match	90 days	N/A	N/A	60 days	1 year	1 year
Eligibility for pension contribution	90 days	90 days	90 days	60 days	90 days	90 days
Eligibility for Employer lump sum contribution	N/A	N/A	N/A	specific employment hire/term restrictions and age requirements	N/A	N/A

Tenneco Employee Investment Plan

Notes to Financial Statements

December 31, 2020

1.    Description of the Plan (continued)

Eligibility, Contributions & Vesting (continued)

Location name:	Lake City, MN	Sparta, MI A	Sparta, MI B	Van Wert, OH A	Van Wert, OH B
Company match
(% of participant contribution)	20%	N/A	50%	25%	25%
Matching amount
(% of participant compensation)	6%	N/A	8%	8%	8%
Pension contribution per hour	$0.30-$0.80	$0.30-$0.40	$0.30-$0.40	N/A	$0.20-$0.45
Pension contribution - lump sum	N/A	N/A	N/A	$264/ year	$264/ year

Vesting schedule
Years of service
less than 2	0%	0%	0%	0%	0%
less than 3	25%	25%	25%	25%	25%
less than 4	50%	50%	50%	50%	50%
less than 5	75%	75%	75%	75%	75%
5 or more	100%	100%	100%	100%	100%

Eligibility to participate	A.S.A.P.	90 days	90 days	90 days	90 days
Eligibility for Company match	A.S.A.P.	N/A	90 days	N/A	90 days
Eligibility for pension contribution	Immediately	90 days	90 days	N/A	90 days
Eligibility for Employer lump sum contribution	N/A	N/A	N/A	specific employment hire/term restrictions and age requirements	specific employment hire/term restrictions and age requirements

“A.S.A.P.” indicates as soon as administratively possible.

“N/A” indicates not applicable.

*	Per April 2019 CBA for Burlington and Cambridge, pension contribution increased $0.10 per hour on May 2, 2019. Amounts shown above represent the increased rate.

Participants may contribute up to 75 percent of pretax annual compensation, as defined in the Plan. Participants who have attained the age of 50 before the close of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (Rollovers). Participants direct the investment of the contributions into various investment options offered by the Plan.

Full vesting also occurs upon death, total and permanent disability, or attainment of age 65 with five years of service. In addition, special vesting provisions will become effective if the Plan is determined to be “top-heavy” pursuant to the Internal Revenue Code.

Participants are immediately vested in their contributions plus earnings thereon.

Forfeitures

Company contributions which are not vested at the time of a participant’s withdrawal from the Plan are forfeited and are applied as a reduction of future Company contributions. A total of $38,861 and $2,008 was available to apply as a reduction of future Company contributions as of December 31, 2020 and 2019, respectively. During the year ended December 31, 2020, $70,774 was applied to reduce Company contributions.

If the individual is re-employed within 60 months of his/her severance of employment and repays the full amount previously distributed to him/her from the Company contribution account and otherwise qualifies for reinstatement in the Plan, the amount of the forfeiture is re-credited to his/her account in the reinstatement year.

Tenneco Employee Investment Plan

Notes to Financial Statements

December 31, 2020

1.    Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Company’s contribution, if applicable, and Plan earnings. The benefit a participant is entitled to is their vested account balance. Administrative expenses related to loan administration, disbursements, or participation in the Brokerage account are paid directly from the corresponding participant’s Plan account.

Investment Options

The Plan provided for the following participant directed investment options in 2020:

Self-Directed Brokerage Account	T. Rowe Price Retirement 2050 Trust, B
Tenneco Inc Stock	T. Rowe Price Retirement 2055 Trust, B
T. Rowe Price Retirement 2005 Trust, B	T. Rowe Price Retirement 2060 Trust, B
T. Rowe Price Retirement 2010 Trust, B	T. Rowe Price Retirement Balance Trust, B
T. Rowe Price Retirement 2015 Trust, B	T. Rowe Price Stable Value Fund (“SVF”)
T. Rowe Price Retirement 2020 Trust, B	State Street S&P 500 Index Fund, II
T. Rowe Price Retirement 2025 Trust, B	State Street S&P Mid-Cap Index Fund, XIV
T. Rowe Price Retirement 2030 Trust, B	State Street Russell Small Cap Index Fund, II
T. Rowe Price Retirement 2035 Trust, B	State Street Global All Cap Equity Ex U.S. Index Fund, II
T. Rowe Price Retirement 2040 Trust, B	State Street U.S. Bond Index Fund, XIV
T. Rowe Price Retirement 2045 Trust, B

The self-directed Brokerage account provides participants with the opportunity to invest in stocks and mutual funds not available through the Plan’s core investment options.

In connection with the change in sponsorship discussed above, shares of Tenneco Inc stock were registered and became a new investment option in January 2020.

Notes Receivable from Participants

The Plan allows participants to borrow from their account under certain plan conditions. Participants may have one loan outstanding at any time. The maximum amount of a participant’s borrowings shall not exceed $50,000 over a 12 month period and is limited to 50% of the participant’s vested account balance. No borrowings shall be permitted for amounts under $1,000. Loans for the purchase of a primary residence can be for 15-year duration. All other borrowings shall be paid back in equal payments, primarily through payroll deductions, not to exceed four-and-one-half years. The loans are secured by the balance in the participant’s account. The rate of interest for the loans is equal to the prime rate as published in The Wall Street Journal on the last business day of each month. The rate in effect at the time the loan is taken will be fixed for the duration of the loan. In response to COVID-19 and as permitted by the Coronavirus Aid, Relief, and Economic Security Act, qualified participants are permitted to temporarily defer loan repayments until January 1, 2021 on both new and existing loans.

Payment of Benefits / Withdrawals

In the event of retirement (as defined by the Plan agreement), death, total and permanent disability, termination of employment (as defined by the Plan agreement), or attainment of age 59 1/2, the vested balance in the participant’s account may be distributed to the participant or the participant’s beneficiary in either a lump-sum distribution or periodic installments.

Voting Rights

Each participant who has an interest in the Tenneco Inc stock fund is entitled to exercise voting rights attributable to the shares held in his or her stock fund account and is notified by the Trustee, T. Rowe Price, as defined by the Plan, prior to the time that such rights are to be exercised. If the Trustee does not receive timely instructions, the Trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.

Tenneco Employee Investment Plan

Notes to Financial Statements

December 31, 2020

2.	Basis of Presentation and Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Recently Adopted Accounting Standard

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The ASU modifies the disclosure requirements for the fair value measurements in Topic 820, including the elimination, modification to, and addition of certain disclosures. The ASU is effective for fiscal years beginning after December 15, 2019. The provisions of the ASU did not have a material impact on the Plan’s financial statement disclosures.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires the Plan’s management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Transactions and Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant ceases to make loan payments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Expenses incurred in the operation of the Plan are paid by the Plan unless paid by the Company or the participants. No expenses are paid from the Plan unless such payment is permitted by law. Participants may incur administrative expenses related to loan administration, disbursements, or participation in the Brokerage account. Administrative expenses related to these transactions are paid directly from the corresponding participant’s Plan account.

Investment Valuation

FASB ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based upon assumptions that market participants would use in pricing an asset or liability.

As a basis for considering such assumptions, ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1    Observable inputs such as quoted prices in active markets.

Tenneco Employee Investment Plan

Notes to Financial Statements

December 31, 2020

2.	Basis of Presentation and Summary of Significant Accounting Policies (continued)

Investment Valuation (continued)

Level 2     Inputs, other than quoted prices in active markets, that are observable either directly or indirectly for substantially the full term of the asset. Inputs include:

•	Quoted prices for similar assets in active markets;

•	Quoted prices for identical or similar assets in inactive markets;

•	Inputs other than quoted prices that are observable for the asset;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3     Unobservable inputs in which there is little or no market data, which require the Company to develop its own assumptions that market participants would use in pricing the asset, including assumption about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following describes the methods and significant assumptions used to estimate fair value of the Plan’s investments:

The Plan’s interest in the Tenneco 401(k) Master Trust (“Master Trust”) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

The investments held by the Master Trust in 2020, and the Plan in 2019, are valued as follows:

Registered investment companies and Tenneco stock – Valued at the closing price reported on the active market on which the individual securities are traded.

Brokerage account – Consists of common stock and registered investment companies, which are valued at the closing price reported on the active market on which the individual securities are traded. Cash and cash equivalents are also included in the balance, and are valued by the issuer at amortized cost, which approximates market value.

Collective trust funds—Valued at the NAV per share (or its equivalent) based on information reported by the investment advisor using audited financial statements of the collective trust at year-end. The NAV is used as a practical expedient to estimate fair value. NAV is based on the fair value of the underlying investments held by the trust funds. Plan management believes that the value of the collective trust funds are reasonably stated and that no adjustment to NAV as of December 31, 2020 and 2019 is required. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the collective trust funds on a daily basis. There are no unfunded commitments or other restrictions associated with these funds.

Collective trust fund (stable value fund) – The T. Rowe Price Stable Value Fund is valued at the NAV per share (or its equivalent) based on information reported by the investment advisor using audited financial statements of the collective trust at year-end. The NAV is used as a practical expedient to estimate fair value. NAV for fully benefit investment contract held by the trust is based on the contract value, less liabilities. Contract value represents contributions made to a fund, plus earnings, less participant withdrawals. The collective trust’s NAV represents fair value since this is the amount at which the Plan transacts with the trust. Plan management believes that the value of the collective trust is reasonably stated and that no adjustment to NAV as of December 31, 2020 and 2019 is required. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the collective trust at contract value on a daily basis. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust for up to twelve months in order to ensure that securities liquidations will be carried out in an orderly manner.

Tenneco Employee Investment Plan

Notes to Financial Statements

December 31, 2020

2.	Basis of Presentation and Summary of Significant Accounting Policies (continued)

Investment Valuation (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

See Note 4 for the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2020.

3.	Investments

Fair Value Hierarchy

The following is a summary of the Plan’s assets, carried at fair value by major category. The inputs or methodology used for valuing assets may not be an indication of the risk associated with investing in those assets. For more information on valuation inputs, and their aggregation into the levels used in the tables below, please refer to the Investment Valuation section in Note 2.

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Investments:
Registered investment companies	$—	$7,707	$—	$7,707
Brokerage account	1,142,832	—	—	1,142,832

Total assets in the fair value hierarchy	$1,142,832	$7,707	$—	1,150,539

Collective trust funds valued at net asset value (“NAV”)				150,005,360

Investments at fair value				$151,155,899

4.	Master Trust

Prior to January 1, 2020, the Plan’s assets were held in a single trust. Effective January 1, 2020, all of the Plan’s investment assets are held in a trust account at the Trustee and consist of a divided interest in an investment account of the Master Trust, a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of Plan assets with the assets of the Tenneco 401(k) Investment Plan, another defined contribution plan sponsored by the Company, for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The following table presents the Master Trust’s net assets and the Plan’s interest in the Master Trust’s net assets as of December 31, 2020:

	Master Trust	Plan’s Interest
Collective trusts	$1,047,914,716	$152,842,024
Brokerage account	28,531,289	1,564,391
Tenneco common stock	19,762,952	30,999
Registered investment companies	336,097	40,654

Total investments, at fair value	$1,096,545,054	$154,478,068

Tenneco Employee Investment Plan

Notes to Financial Statements

December 31, 2020

4.	Master Trust (continued)

The net investment earnings of the Master Trust for the year ended December 31, 2020, are summarized below:

Net appreciation in fair value of investments	$137,406,644
Dividend and interest income	2,107,147

$139,513,791

The following table presents the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Investments:
Tenneco common stock	$19,762,952	$—	$—	$19,762,952
Registered investment companies		336,097		336,097
Brokerage account	28,098,907	432,382	—	28,531,289

Total assets in the fair value hierarchy	$47,861,859	$768,479	$—	48,630,338

Collective trust funds valued at net asset value (“NAV”)				1,047,914,716

Investments at fair value				$1,096,545,054

5.	Party-In-Interest Transactions

The Plan holds investments managed by the Trustee of the Plan. Fees incurred by the Plan for these investment management services are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment. Also qualifying as party-in-interest transactions are transactions relating to notes receivable from participants and Tenneco common stock. As of December 31, 2020, the Master Trust held 1,864,429 shares of Tenneco common stock, valued at $19,762,952. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan document, to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated or partially terminated, the Company shall determine the share of each participant affected thereby and all accounts shall fully vest. The funds shall then be distributed to the participants and no portion of the funds shall be returned to the Company.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the future and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The COVID-19 outbreak continues as of the date of this report. There are many uncertainties related to the COVID-19 global pandemic that could negatively affect the Plan’s statement of net assets available for benefits and statement of changes in net assets available for benefits. The Plan’s individual investments fluctuate in response to changing market conditions, therefore the effect of the COVID-19 pandemic on its investment values in subsequent periods, if any, cannot be determined.

Tenneco Employee Investment Plan

Notes to Financial Statements

December 31, 2020

8.	Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated May 30, 2017, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. We believe that the Plan has been designed to comply with the requirements of the Code and we will take the necessary steps, if any, to bring the Plan’s operations and/or document into compliance with the Code.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

9.	Subsequent Events

Subsequent events were evaluated through June 25, 2021, the date the financial statements were issued. No material transactions occurred after the balance sheet date that would impact the financial statements.

Tenneco Employee Investment Plan

EIN: 74-1933558 Plan Number 104

Supplemental Schedule

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2020

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Interest, Collateral, Par or Maturity Value	Historical Cost **	Current Value
*	Participant loans	Loans at various terms and interest rates (3.25% - 9.25%)		$ 1,675,552

*	Party-in-interest
**	Historical cost information is not disclosed as investments are solely participant directed.

INDEX TO EXHIBITS

Exhibit	Description

23.1	Consent of Grant Thornton LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TENNECO EMPLOYEE INVESTMENT PLAN

Date: June 25, 2021		/s/ Kaled Awada
	Name:	Kaled Awada
	Title:	Chairman of the Tenneco Benefits and Pension Investment Committee